Exhibit 4.1(f)

                      Bravo! Foods International Corp.
                            CONSULTING AGREEMENT

      This consulting agreement (the Agreement), made as of March 1, 2002, is between Bravo! Foods International Corp. (the Company), a corporation organized and existing under the laws of the state of Delaware, United States of America, having a place of business at 11300 U.S. Highway 1, North Palm Beach, FL 33408 and Stephen D. Nollau, of 517 Columbia Street, Hinsdale, ILL 60521 (Consultant).

      1. Retention and Description of Services. During the term of this Agreement, Consultant will furnish consulting services and advice as specifically requested by the Company. The services and advice will relate to the Company's marketing for all domestic market segments. These responsibilities will include budgets, sales management, and marketing.

      2. Term of Agreement. Consultant's services shall be available to the Company for a period of commencing March 1, 2002 and ending December 31, 2002, to be renewed thereafter upon the mutual agreement of the parties hereto.

      3. Where Services Are to Be Performed. Consultant's services will be performed at Consultant's facilities or such other places that are appropriate and are mutually agreed to by Consultant and the Company.

      4. Compensation. The Company will pay Consultant the sum of $ 6,000.00 for the month of March 2002, $8,000 for the month of April 2002, and $10,000 per month thereafter. In addition, Consultant shall receive a bonus of $ 3,000.00 for the month of March 2002, $3,500 for the month of April 2002, and $4,000 per month thereafter, paid monthly in the common stock of the Company as of the end each contract month. This bonus shall be paid to Consultant by the issuance to him of shares of the Company's freely tradeable common stock, which shall issued pursuant to and upon the filing of a Form S-8 registration statement by the Company. The number of shares of the Company's common stock to be issued to Consultant for any contract month shall be determined by dividing the bonus amount by the moving average trading price of such stock for the subject contact month. Fees to be paid on the first each month following services rendered and the bonus shares to be issues no less than quarterly.

      5. Reimbursement of Travel and Extraordinary Expenses. If pre-approved by the Company upon the request of Consultant, the Company will reimburse Consultant for all authorized expenses incurred by Consultant for expenses, including travel, required in connection with the furnishing services under this Agreement. Reimbursement of such expenses shall be made on the basis of itemized statements submitted by Consultant and including, whenever possible, actual bills, receipts, or other evidence of expenditures.

      6. Consultant an Independent Contractor. Consultant will furnish Consultant's services as an independent contractor and not as an employee of the Company or of any company affiliated with the Company. Consultant has no power or authority to act for, represent, or bind the Company or any company affiliated with the Company in any manner. Except as provided in this agreement, Consultant is not entitled to any medical coverage, life insurance, participation in the Company's savings plan, or other benefits afforded to the Company's regular employees, or those of the Company's affiliated companies. If the Company or any of the Company's affiliated companies is required to pay or withhold any taxes or make any other payment with respect to fees payable to Consultant, Consultant will reimburse the Company or the affiliated company in full for taxes paid, and permit the Company to make deductions for taxes required to be withheld from any sum due Consultant.

      7. Consultant Not to Engage in Conflicting Activities. During the time of this Agreement, Consultant will not enter into any activity, employment, or business arrangement that conflicts with the Company's interests or Consultant's obligations under this Agreement. In view of the sensitive nature of Consultant's status, the Company shall have the option of terminating this Agreement at any time if, in the Company's sole judgment, a conflict of interest exists or is imminent. Consultant will advise the Company of Consultant's position with respect to any activity, employment, or business arrangement contemplated by Consultant that may be relevant to this Paragraph. For this purpose, Consultant agrees to disclose any such plans to the Company prior to implementation.

      8. Compliance with The Company Policies and Regulations. Consultant will execute his duties and responsibilities in strict accordance with Company policies and regulations, approved budgets, and specific directives. Further, Consultant shall be responsible, and accountable, for the employees under his responsibility to also abide by these policies and regulations. In the event Consultant would be found, among other things, negligent in his performance of his responsibilities, including compliance with Company policies and procedures, he would be subject to termination for cause.

      9. Confidentiality. Consultant agrees and acknowledges that acquired information and knowledge concerning the business operations of the Company, trade secrets, methods of operation, product formula, manufacturing procedures, business practices, financial information, records and reports, and data related to the operation of the Company or its subsidiaries is confidential and secret (the foregoing hereinafter referred to as "Confidential Information"). Consultant shall not at any time disclose, or after termination or expiration of this agreement, disclose any Confidential Information to any person, company, government, or use and Confidential Information in direct competition with the business of the Company for a period of one year subsequent to the termination or expiration of this agreement.

      10. Commencement and Term. This agreement is effective with the signing by both parties below as of March 1, 2002. Except as otherwise provided in this document, this Contract shall be valid through the period ending December 31, 2002 and shall automatically renew for a ninety (90) day term under the same terms and conditions unless ninety (90) days prior to the expiration date one, or both, of the parties notifies the other party of the intention to terminate, or modify, this agreement.

      11. Inside Information--Securities Laws Violations. In the course of the performance of Consultant's duties, it is expected that Consultant will receive information that is considered material inside information within the meaning and intent of the federal securities laws, rules, and regulations. Consultant will not disclose this information directly or indirectly for Consultant or as a basis for advice to any other party concerning any decision to buy, sell, or otherwise deal in the Company's securities or those of any of the Company's affiliated companies.

      12. Warranty That Agreement Does Not Contemplate Corrupt Practices--Domestic or Foreign. Consultant represents and warrants that
(a) all payments under this agreement constitute compensation for services performed and (b) this agreement and all payments, and the use of the payments by Consultant, do not and shall not constitute an offer, payment, or promise, or authorization of payment of any money or gift to an official or political party of, or candidate for political office in, any jurisdiction within or outside the United States. These payments may not be used to influence any act or decision of an official, party, or candidate in his, her, or its official capacity, or to induce such official, party, or candidate to use his, her, or its influence with a government to affect or influence any act or decision of such government to assist the Company in obtaining, retaining, or directing business to the Company or any person or other corporate entity. As used in this paragraph, the term "official" means any officer or employee of a government, or any person acting in an official capacity for or on behalf of any government; the term "government" includes any department, agency, or instrumentality of a government.

      13. Miscellaneous. (a) This agreement is subject to and shall be interpreted in accordance with the laws of Florida, without choice of law considerations; (b) This agreement cannot be modified except in writing executed by the parties.

                                       Bravo! Foods International Corp.

                                       s/s   Roy G. Warren
                                       ------------------------------------
                                       Roy G. Warren, Chief Executive
                                       Officer

                                       s/s   Stephen. D. Nollau
                                       ------------------------------------
                                       Stephen. D. Nollau, Consultant